FOR IMMEDIATE RELEASE
For more information, please contact JANA Partners LLC at (212) 692-7696

         JANA PARTNERS LLC ANNOUNCES SITEL BOARD NOMINEES AND INTENTION
                      TO REPLACE ADDITIONAL BOARD MEMBERS

New York, New York - November 23, 2005 - JANA Partners LLC ("JANA"), an approximately $4.5 billion hedge fund, announced today that it will promptly send notice to SITEL Corporation (NYSE - SWW) ("SITEL" or the "Company") of its intention to nominate three directors for election at the Company's 2006 Annual Meeting (the "Meeting") and to bring proposals before the Meeting to remove and replace additional members of SITEL's Board of Directors (the "Board"). JANA currently beneficially owns approximately 14.5% of the outstanding common shares of SITEL.

In response to an announcement by SITEL today that it had hired a financial advisor and would be evaluating "various strategies" to "enhance long-term shareholder value", JANA Managing Partner Barry Rosenstein questioned both the timing of the announcement and the commitment of the Board to pursue all avenues of maximizing shareholder value, including a sale of the Company. In a letter sent today to the Board, Mr. Rosenstein stated that today's sudden announcement "gives an overwhelming appearance of gamesmanship. The timing of this announcement, shortly before the November 30 deadline for submitting director nominees and other proposed business for the Company's 2006 Annual Meeting, causes us to believe that it is designed to discourage shareholders from submitting such proposals prior to the deadline."

"[W]e have strong reservations about entrusting the current Board to follow through in a meaningful and timely manner on its already vague commitment to `evaluate various strategies'," Mr. Rosenstein continued. "We have seen no indication prior to today's abrupt announcement that the Board is seriously exploring any potential strategic alternatives. In fact, we are aware that more than one credible buyer has approached the Company regarding a sale or merger but has been rebuffed by the Company. Additionally, we note that the Company's announcement appears deliberately worded to avoid the mention of exploring a sale of the Company, an exercise which we believe is essential to pursuing maximum value given the Company's operating history and failure to create value."

Mr. Rosenstein went on to state in his letter that "the current leadership's history of destroying shareholder value gives us serious concern about entrusting this process to the current members of the Board." As an example, Mr. Rosenstein cited SITEL's inability to translate growth in revenues to proportionate increases in profitability, noting that "Despite growing revenues by approximately 69% since 1998, the Company's EBITDA


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(excluding charges) has actually fallen by approximately 14% during this period through the twelve months ended September 30, 2005. Corresponding with this decline in EBITDA, SITEL's EBITDA margins have been nearly cut in half (falling to 5.1% for the twelve months ended September 30, 2005 from 10.1% for fiscal year 1998)."

Mr. Rosenstein went on to note that the Company's bylaws force shareholders who wish to nominate directors or bring other business before the Annual Meeting to do so almost six months prior to the expected date of the meeting, meaning shareholders who fail to comply with such deadline will be left without recourse at next year's meeting should the Board fail to pursue maximum shareholder value. "Without any real enforcement mechanism, the Board's belated, and to us largely unconvincing, announcement that it intends to evaluate various strategies is a potentially toothless exercise," Mr. Rosenstein stated in the letter. "We have repeatedly attempted to work with you to come up with a solution to the pressure the November 30 deadline imposes, but your unwillingness to address this issue leaves us with no choice but to submit our nominations in accordance with the current deadline in order to protect our interests as shareholders, and today's announcement has done nothing to change our opinion regarding this matter."

BACKGROUND

JANA Partners LLC, a Delaware limited liability company, is a private money management firm.

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